Redrock Trading Partners, LLC

Financial Statement Required by the U.S. Securities and
Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2025

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SEC FILE NUMBER
8-66707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Redrock Trading Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2605 Walton Way
(No. and Street)

Augusta	GA	30904
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thane Plummer	(707) 726-2648	thane@redrocktradingpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistletoe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, Thane Plummer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Redrock Trading Partners, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Crystal V. Wooten
Crystal V. Wooten

CRYSTAL V. WOOTEN
Notary Public – State of Georgia
Columbia County
My Commission Expires Mar 12, 2029

Signature: [signature]

Title: COO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Redrock Trading Partners, LLC:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Redrock Trading Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas

April 11, 2026

We have served as the auditor for Redrock Trading Partners, LLC since 2021.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

REDROCK TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	12,798
Prepaid expenses		283
Flex funding account		1,011
Total assets	**$**	**14,092**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-
Member's equity		14,092
Total liabilities and member's equity	**$**	**14,092**

The accompanying notes are an integral part of these financial statements.

Redrock Trading Partners, LLC
Footnotes to Financial Statements
For the year ended December 31, 2025

Note 1
Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Redrock Trading Partners, LLC was formed on May 24, 2004, in the State of Arizona as a Limited Liability Corporation (LLC). The LLC was re-domiciled in Georgia on August 12, 2006. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer in April 2005. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Revenue Recognition

The Company receives revenue for private placement fees and other miscellaneous services. Revenue is recognized when the performance obligation for the transactions is completed under the terms of each engagement and when collection is reasonably assured.

During the year ending December 31, 2025, the Company had only one client but collected no revenue. The only performance obligation within this agreement is that the customer remains invested in contracted placement. This performance obligation is deemed to be satisfied over time, and the fees are recorded quarterly when collection is reasonably assured.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited and could be subject to audit.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts of approximate current fair value. Financial instruments consist principally of cash and payables.

Note 2
Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. On December 31, 2025, the Company had no cash in excess of the FDIC insured limits. During the year ending December 31, 2025, one customer accounted for 100% of the company's revenues.

Note 3
Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-I). Rule 15c3 1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. On December 31, 2025, the Company had net capital, as defined, of $12,798, which exceeded the required net capital of $5,000 by $7,798. On December 31, 2025, the Company had a ratio of aggregate indebtedness to net capital of 0%.

Note 4
Fidelity Bond

As a FINRA member, the Company is required to maintain minimum fidelity bond coverage of $100,000. The coverage was properly maintained from January 1, 2025 through December 31, 2025.

Note 5
Going Concern

Management has evaluated the Company's ability to continue as a going concern and has concluded that it will be able to meet its obligations as they become due for a reasonable period of time. Although the Company is in the process of winding down certain activities in anticipation of a potential sale, the senior owner, who maintains substantial personal financial resources, has committed to providing capital contributions as needed to ensure the Company remains sufficiently liquid and in full compliance with all regulatory capital and other requirements throughout this period.

Note 6
Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7
Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were available to be issued and is unaware of any events requiring recognition or disclosure in the financial statements or notes thereto. The reduction in activity is due to a winding down of the firm as a potential buyer of the firm is sought.